

Exhibit 99.1





Fourth-quarter and Full-year 2022 Earnings Presentation

February 6, 2023

Important Disclaimers



Forward-Looking Statements

This presentation contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as "may," "will," "expect," "anticipate," "continue," "estimate," "project," "believe," "plan," "should," "could," "would," "forecast," "seek," "target," "predict," and "potential," the negative of these terms, or other comparable terminology. Projected financial information, including our guidance outlook, are forward-looking statements. Forward-looking statements may also include statements about the Company's goals, business strategy and plans; the Company's financial strategy, liquidity and capital required for its business strategy and plans; the Company's competition and government regulations; general economic conditions; and the Company's future operating results. These forward-looking statements are based on information available as of the date of this presentation, and current expectations, forecasts and assumptions. While management believes that these forward-looking statements are reasonable as and when made, there can be no assurance that future developments affecting us will be those that the Company anticipates. Accordingly, forward-looking statements should not be relied upon as representing the Company's views as of any subsequent date, and the Company does not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. Readers are cautioned not to place undue reliance on the forward-looking statements.

Forward-looking statements are subject to risks and uncertainties (many of which are beyond our control) that could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to, general economic and business risks, such as downturns in customers' business cycles, disruptions in capital and credit markets, inflationary cost pressures and rising interest rates, the Company's ability to adequately address downward pricing and other competitive pressures, the Company's insurance or claims expense, driver shortages and increases in driver compensation or owner-operator contracted rates, fluctuations in the price or availability of diesel fuel, increased prices for, or decreases in the availability of, new revenue equipment and decreases in the value of used revenue equipment, supply chain disruptions and constraints generally, seasonality and the impact of weather and other catastrophic events, the Company's ability to secure the services of third-party capacity providers on competitive terms, loss of key personnel, a failure of the Company's information systems, including disruptions or failures of services essential to our operations or upon which our information technology platforms rely, data or other security breach, or cybersecurity incidents, the Company's ability to execute and realize all of the expected benefits of its integration, business improvement and comprehensive restructuring plans, the Company's ability to realize all of the intended benefits from acquisitions or investments, the Company's ability to complete divestitures successfully, impact to the Company's business and operations resulting from the COVID-19 or other pandemic, the Company's ability to generate sufficient cash to service all of the Company's indebtedness and the Company's ability to finance its capital requirements, restrictions in its existing and future debt agreements, changes in existing laws or regulations, including environmental and worker health safety laws and regulations and those relating to tax rates or taxes in general, the impact of governmental regulations and other governmental actions related to the Company and its operations, and litigation and governmental proceedings. Additional risks or uncertainties that are not currently known to us, that we currently deem to be immaterial, or that could apply to any company could also materially adversely affect our business, financial condition, or future results. For additional information regarding known material factors that could cause our actual results to differ from those expressed in forward-looking statements, please see Daseke's filings with the Securities and Exchange Commission, available at www.sec.gov, including Daseke's most recent Annual Report on Form 10-K and subsequent Quarterly Reports on Form 10-Q, particularly the section titled "Risk Factors".

Non-GAAP Financial Measures

This presentation includes non-GAAP financial measures for the Company and its reporting segments, including Adjusted EBITDA, Adjusted EBITDA margin, Adjusted Operating Income, Adjusted Net Income (Loss), Adjusted EPS, Adjusted Operating Ratio, Free Cash Flow, and Net Debt. Please note that the non-GAAP measures included herein are not a substitute for, or more meaningful than, net income (loss), EPS, cash flows from operating activities, operating income or any other measure prescribed by GAAP, and there are limitations to using non-GAAP measures. Certain items excluded from these non-GAAP measures are significant components in understanding and assessing a company's financial performance, such as a company's cost of capital, tax structure and the historic costs of depreciable assets. Also, other companies in Daseke's industry may define these non-GAAP measures differently than Daseke does, and as a result, it may be difficult to use these non-GAAP measures to compare the performance of those companies to Daseke's performance. Because of these limitations, these non-GAAP measures should not be considered a measure of the income generated by Daseke's business or discretionary cash available to it to invest in the growth of its business. Daseke's management compensates for these limitations by relying primarily on Daseke's GAAP results and using these non-GAAP measures supplementally. You can find the reconciliation of these non-GAAP measures to the nearest comparable GAAP measures in the Appendix.

In the non-GAAP measures discussed below, management refers to certain material items that management believes do not reflect the Company's core operating performance, which management believes represents its performance in the ordinary, ongoing and customary course of its operations. Management views the Company's core operating performance as its operating results excluding the impact of items including, but not limited to, stock-based compensation, impairments, amortization of intangible assets, restructuring and business transformation costs, severance, and all income and expenses related to the Aveda Transportation and Energy Services ("Aveda") business. Management believes excluding these items enables investors to evaluate more clearly and consistently the Company's core operating performance in the same manner that management evaluates its core operating performance. Although we ceased generating revenues from our Aveda business and completed the wind-down of our Aveda operations in 2020, we continued to recognize certain income and expenses from our Aveda business in 2021 and 2022. Such income and expenses relate primarily to, but is not limited to, workers compensation claims and insurance proceeds. Previously, to provide investors with information about the Company excluding the impact of the Aveda business, the Company presented certain GAAP and non-GAAP measures appended with ex-Aveda, which represented the measure excluding the impact of the Aveda business. However, beginning in the quarter ended March 31, 2022, the Company no longer provides ex-Aveda measures because the impact of the Aveda business is no longer material or meaningful to a discussion of the Company's operating results or financial condition (e.g., the comparable period in the prior year is now after the completion of the wind-down of the Aveda business). Instead, the income and expenses from our Aveda business will be considered as items that management believes do not reflect our core operating performance. Such income and expenses can be identified in the non-GAAP reconciliations under the adjustment called "Aveda expenses, net" and "Aveda operating expenses, net".

We have not reconciled non-GAAP forward-looking measures to their corresponding GAAP measures because certain items that impact these measures are unavailable or cannot be reasonably predicted without unreasonable efforts. In particular, we have not reconciled our expectations as to forward-looking Net Revenue and Adjusted EBITDA to net income due to the difficulty in making an accurate projection as to stock-based compensation expense. Stock-based compensation expense is affected by future hiring, turnover, and retention needs, as well as the future fair market value of our common stock and performance stock units. In addition, many of our performance stock units are classified as liabilities which vest upon the achievement of specific performance-based conditions related to the Company's financial performance over a three-year period, modified based on the Company's Relative Total Shareholder Return, all of which is difficult to predict and require quarterly adjustments to their fair value performed by outside specialists. The actual amount of the excluded stock-based compensation expense will have a significant impact on our GAAP net income; accordingly, a reconciliation of forward-looking Adjusted EBITDA to net income is not available without unreasonable efforts.

Daseke defines:

Adjusted EBITDA as net income (loss) plus (i) depreciation and amortization, (ii) interest, (iii) income taxes, and (iv) other material items that management believes do not reflect our core operating performance. **Adjusted EBITDA Margin** as Adjusted EBITDA as a percentage of total revenue.

Adjusted Operating Income (Loss) as total revenue less Adjusted Operating Expenses. **Adjusted Operating Expenses** as total operating expenses less: material items that management believes do not reflect our core operating performance. **Adjusted Operating Ratio** as Adjusted Operating Expenses, as a percentage of total revenue.

Adjusted Net Income (Loss) net income (loss) adjusted for material items that management believes do not reflect our core operating performance. **Adjusted EPS** as Adjusted Net Income (Loss) available to common stockholders divided by the weighted average number of shares of common stock outstanding during the period under the two-class method.

Free Cash Flow as net cash provided by operating activities less purchases of property and equipment, plus proceeds from sale of property and equipment as such amounts are shown on the face of the Statements of Cash Flows.

Miles per tractor is total number of company and owner-operator miles driven in the period divided by the average number of company and owner operator tractors in the period.

Net Revenue as revenue less fuel surcharges.

Rate per mile is the period's revenue less fuel surcharge, brokerage and logistics revenues divided by total number of company and owner-operator miles driven in the period.

Revenue per Tractor is the period's revenue less fuel surcharge, brokerage and logistics revenues divided by the average number of tractors in the period, including owner-operator tractors.

Industry and Market Data

This presentation includes market data and other statistical information from third party sources, including independent industry publications, government publications and other published independent sources. Although Daseke believes these third-party sources are reliable as of their respective dates, Daseke has not independently verified the accuracy or completeness of this information.

Daseke, Inc. at a Glance (Nasdaq: DSKE)



Overview

- Premier North American **transportation solutions specialist** dedicated to **servicing challenging industrial end markets**

  - Category leader in **more than a dozen** specialized, fragmented markets

- **Blue-chip customers** provide resiliency across cycles

  - *Stable:* **Top 10** customers in FY22 represent ~**25%** of revenue with average **20+** year relationship
    - ~**80-85%** revenue tied to contract-based rates, reducing exposure to spot market

  - *Diversified:* base of over **4,000** customers

- Track record of **strong cash generation** and **robust liquidity** position of **$264.3MM** at FYE22, including

  - **$153.4MM** cash and cash equivalents + **$110.9MM** revolving credit facility availability

Key Statistics – FY22[1]

$1.77B	$234.9MM	$135.8MM
Total Revenue	Adj. EBITDA	Free Cash Flow

2,707		2,041		4,748
Company-owned Tractors	+	Owner-operator Tractors	=	Total Tractors

2,538		2,249		4,787
Company Drivers	+	Owner-operators	=	Total Drivers

FY22 Net Revenue by Segment



Specialized Solutions 57%
Flatbed Solutions 43%

FY22 Net Revenue: Asset-Right



Company-owned 42%
Owner-operator 33%
Brokerage & Logistics 25%
Asset-light

1) Tractor and driver counts are monthly averages through FY22. Owner-operator includes lease/purchase.

Positioned for Strong 2023 Following Record 2022



1 Delivered solid 13.9% revenue growth and third consecutive year of record Adjusted EBITDA in FY22

2 Completed transformational repurchase of ~30% of then-issued and outstanding common shares during 4Q22, generating significant, immediate common share accretion

3 Commitment to accelerated deleveraging and enhancing balance sheet strength in FY23

4 Unique asset-right model addresses portfolio exclusively comprised of industrial end markets, many with noncorrelated fundamental drivers, providing resilience *and* growth in a dynamic environment

5 Strong foundation to generate durable outperformance with the expectation of a near-term inflection in the economic cycle

Generating Immediate and Significant Accretion



Fourth-quarter Share Repurchase Summary

❖ During the fourth quarter, Daseke **repurchased approximately 30%** of its then-issued and outstanding **common shares**

1) **28.6%** through a single $107.6MM transaction with the founder of Daseke at a price of $6.00

  • funded with $40MM of cash on hand, and

  • issuance of Series B Perpetual Redeemable Preferred Stock with an aggregate initial $67.6MM liquidation preference

  ✓ *Favorable Terms*: Series B are redeemable (<u>not convertible</u>), at any time, at the Company's sole option, for the original liquidation preference plus accrued and unpaid dividends, and have no covenants

2) **1.4%** through open market repurchases at a weighted average price of $6.05, funded with $4.9MM cash on hand

Pro Forma Diluted Common Share Accretion Analysis[1] (net income and share count in millions)	4Q22	FY22
GAAP Net income	$6.9	$50.2
Share Count	54.4	63.3
EPS	$0.09	$0.70
Pro forma for the 4th Quarter Share Repurchases:		
Pro forma Share Count	47.3	53.1
Pro forma EPS	$0.09	$0.83
Adjusted net income	$15.7	$86.7
Adjusted Share Count	60.1	68.9
Adjusted EPS	$0.25	$1.24
Pro forma for the 4th Quarter Share Repurchases:		
Adjusted Share Count	53.0	53.1
Adjusted EPS	$0.27	$1.52

1) All net income, EPS, and common share count information is shown diluted. Pro forma share count gives effect to the Founder's Repurchase and all other common stock repurchases in the fourth quarter of 2022 as though they had occurred on January 1, 2022.

4th Quarter Consolidated Results



Revenue, Adjusted EBITDA, and Cash Flow Growth

(comparisons to 4Q21)

- Total Revenue increased **3.5%**, or **$13.9MM**
  - **$23.9MM** of growth contributed by Specialized Solutions segment
  - **$13.9MM** increase includes (i) organic demand strength in **high-security cargo** and **agriculture** end markets, partially offset by declines, primarily in steel end market and renewable energy vertical, (ii) contributions from tuck-in acquisition
  - Rate-per-mile improvement was offset by reduction in miles per tractor
- Adjusted OR increased as revenue growth was outpaced by inflation, primarily in salaries and wages—including driver compensation—and employee benefits; operations and maintenance expense
  - Remain highly focused on driving continued, consistent OR improvement through operational excellence and strategic execution
- Cash flows from operating activities and Free Cash Flow **both improved over the prior-year period**

Consolidated Financial Results ($ in millions)	4Q22	4Q21	% Change
Total Revenue	$408.2	$394.3	3.5%
Net Revenue	$350.5	$357.8	(2.0)%
Adjusted Operating Ratio (OR)	93.5%	92.4%	(1.1)%
Adjusted EBITDA	$49.6	$49.6	0.0%
Cash flows from operating activities	$30.3	$29.0	4.5%
Free Cash Flow	$34.5	$20.2	70.8%

Consolidated Operational Results	4Q22	4Q21	% Change
Miles per Tractor	18,495	20,247	(8.7)%
Rate per mile	$2.96	$2.89	2.4%
Revenue per tractor ($ in thousands)	$54.8	$58.5	(6.3)%

Specialized Segment 4Q22 Summary Results



4Q22 Financial Summary

- Successfully deployed **asset-right** fleet optimization strategy, captured additional brokerage volumes, and drove revenue growth

- Revenue growth underpinned by strong demand in **high-security cargo, agriculture,** and **aerospace** end markets, which more than offset moderating demand in the construction end market and renewable energy vertical

- **Improved Adjusted OR** as revenue growth outpaced inflation in compensation—including driver compensation—and operations and maintenance expenses

Specialized Segment Results ($ in millions)	4Q22	4Q21	% Change
Revenue	$242.9	$219.0	**10.9%**
Net Revenue	$213.1	$201.0	**6.0%**
Adjusted Operating Ratio (OR)	91.8%	92.9%	**1.1%**
Adjusted EBITDA	$32.4	$27.2	**19.1%**
Adjusted EBITDA Margin	13.3%	12.4%	**0.9%**

4Q22 Operational Summary

- Focused commercial execution resulted in an **increase of 5.7% in average rate per mile**, and 2.0% more Company miles driven compared to 4Q21

- Compared to 4Q21, an increased number of shorter haul loads within high-security cargo, and a soft decline in miles per seated truck per day, due to an influx of tractors received near the end of the quarter, impacted productivity

- Productivity is expected to improve in 2023



Solid Freight Rate Capture

Flatbed Segment 4Q22 Summary Results



Flatbed Rate Analysis

Daseke's Historic Flatbed Rates



Opportunistic Market Capture

Daseke Outperforms Market Rate per Mile[1]



In each of the 7 trailing quarters, Daseke has **outperformed Flatbed market trends**

4Q22 Financial Summary

- Though **Daseke outperformed the flatbed market**, comparative period revenue decline was driven by a reduction in miles and a modest degradation in rate per mile

- Revenue declined, as strength in the **manufacturing, construction,** and **agriculture** end markets was more than offset by a decline in the steel end market

- Revenue decline plus inflation in operations and maintenance, and market-rate driver compensation resulted in lower margins

Flatbed Segment Results ($ in millions, except rate)	4Q22	4Q21	% Change
Revenue	$165.3	$175.3	(5.7)%
Net Revenue	$137.4	$156.8	(12.4)%
Adjusted Operating Ratio	95.9%	91.8%	(4.1)%
Adjusted EBITDA	$17.2	$22.4	(23.2)%
Adjusted EBITDA Margin	10.4%	12.8%	(2.4)%

1) Market data per FTR Flatbed: Total Truck Rate Index; variance calculated as each quarter 2021 compared to same quarter 2022, all quarters actual except 4Q22 FTR estimated rates

Full-year 2022 Consolidated Results



Record Adjusted EBTIDA on Strong Industrial End Markets

(comparisons to FY21)

- Total Revenue increased **$216MM, or 13.9%**
  - Both segments contributed to growth. (i) **High-security cargo** end market **revenue grew** nearly **50%** over 2021, with significant growth in agriculture, manufacturing, construction, and aerospace end markets, partially offset by declines in the renewable energy vertical, and (ii) contributions from a tuck-in acquisition
- Achieved **increases** of **10.5%** in **rate per mile**, and **5.4%** in **revenue per tractor**
- Adjusted OR increased modestly as revenue growth was outpaced by inflation in some expenses, primarily salaries, wages, and employee benefits; operations and maintenance expense
  - Remain highly focused on driving continued and consistent OR improvement through operational excellence and strategic execution
- **Third consecutive year of record** Adjusted EBITDA
  - **$234.9MM FY22**, 5.3% growth over $223.1MM

Asset-Right Fleet Optimization Maximizes Market Opportunities



FY22 Net Revenue $1.5B



FY21 Net Revenue $1.4B

Consolidated Results ($ in millions, except rate)	FY22	FY21	% Change
Total Revenue	$1,773.3	$1,556.8	13.9%
Net Revenue	$1,535.2	$1,424.4	7.8%
Adjusted Operating Ratio (OR)	91.6%	90.9%	(0.7)%
Adjusted EBITDA	$234.9	$223.1	5.3%
Miles per Tractor	80,272	84,246	(4.7)%
Rate per mile	$3.04	$2.75	10.5%

Specialized Segment FY22 Summary Results



FY22 Financial Summary

- Segment contributed nearly **65%** of year-over-year total Company revenue growth

- Revenue grew as (i) strong end-market demand in **high-security cargo, agriculture, manufacturing** and **construction** more than offset demand degradation in the renewable energy vertical and (ii) contributions from a tuck-in acquisition

- **Adjusted EBITDA** increased by 11.5%, outpacing the Net revenue increase of 9.9%, though Adjusted EBITDA margin declined slightly, primarily due to operating expense inflation

Specialized Segment Results ($ in millions)	FY22	FY21	% Change
Revenue	$1,004.3	$866.8	15.9%
Net Revenue	$882.2	$802.7	9.9%
Adjusted Operating Ratio (OR)	90.8%	91.1%	0.3%
Adjusted EBITDA	$141.2	$126.6	11.5%
Adjusted EBITDA Margin	14.1%	14.6%	(0.5)%

FY22 Operational Summary (comparisons to 4Q21)

- Focused commercial execution resulted in **increases of 12.1% in average rate per mile** and **8.4% in revenue per tractor**, offsetting a decline in miles of 3.4%

- Successfully **deployed all components of asset-right** fleet optimization strategy—company-owned, owner operator, brokerage, and logistics—to deliver strong segment revenue and Net revenue growth

Asset-Right Fleet Optimization Maximizes Market Opportunities

FY22 Net Revenue $882.2MM



45% Asset-light

FY21 Net Revenue $802.7MM



44% Asset-light

Flatbed Segment FY22 Summary Results



FY22 Financial Summary

Flatbed Segment Results ($ in millions)	FY22	FY21	% Change
Revenue	$769.0	$690.0	11.4%
Net Revenue	$653.0	$621.7	5.0%
Adjusted Operating Ratio (OR)	92.7%	90.8%	(1.9)%
Adjusted EBITDA	$93.7	$96.5	(2.9)%
Adjusted EBITDA Margin	12.2%	14.0%	(1.8)%

- Revenue strength in **construction, manufacturing**, and **agriculture** end markets outpaced steel end market declines

- Compared to the prior year, **rate per mile increased 7.5%** and miles declined 8.5%, resulting in **revenue per tractor growth of 1.2%**

- Margin declines, primarily due to inflationary cost pressures such as market-rate driver compensation, operations and maintenance, and insurance claims, more than offset revenue growth

Asset-Right Fleet Optimization Maximizes Market Opportunities

FY22 Net Revenue $653.0MM



Company-owned 26%
Owner-operator 50%
Brokerage & Logistics 24%
74% Asset-light

FY21 Net Revenue $621.7MM



Company-owned 28%
Owner-operator 53%
Brokerage & Logistics 19%
72% Asset-light

✓ The segment was able to generate Net revenue growth as the cycle expanded, while dynamically pivoting across asset types and toward end markets that showed strength, partially mitigating the impact of rate pressures and lower productivity.

Robust Free Cash Flow Generation & Liquidity Position



FY22 Free Cash Flow Build



($ in millions)

$137.0	$(42.1)	$40.9	$135.8
Net Cash Provided by Operating Activities	Purchases of Property & Equipment	Proceeds from Sale of Property & Equipment	Free Cash Flow

Liquidity Analysis



($ in millions)

	2021	2022
Total	$255.3	$264.3
Revolving Credit Availability	$107.8	$110.9
Cash & Cash Equivalents	$147.5	$153.4

■ Cash & Cash Equivalents ■ Revolving Credit Availability

- Significant, cross-cycle cash flow generation
  - Net cash provided by operating activities reflects strong cash generation of Daseke's operations
  - Purchases of property & equipment were nearly self-funding via proceeds from property & equipment in each of the last two years
  - Free cash flow supports debt reduction goals

- Liquidity of **$264.3MM, 3.5% increase over 2021**
  - Year-over-year liquidity improvement was achieved during a year when $44.9MM of cash on hand funded a portion of the 4th quarter share repurchases, and an additional $19.1MM funded a tuck-in acquisition in Specialized Solutions segment
  - Without these uses of cash, liquidity as of year-end 2022 could have been in excess of $325MM

Focus on Gross Leverage Reduction



Balance Sheet Discussion

❖ **Daseke will direct Free Cash Flow to reduce Leverage**

- <u>Long-term Gross Leverage[1] target range of 1.5x to 2.0x</u>, for ongoing operations
  - For investments in accretive, tuck-in acquisitions, leverage may intermittently exceed the long-term operational target, provided line of sight to timely return to the target range
  - This goal reflects a focus on gross leverage, shifting from net leverage
- *Proactively evaluating options to expedite progress toward gross leverage goal*

- **FY22 leverage increased modestly year-over-year**
  - Increases in equipment and real estate term loans, partially offset by incremental cash balances, combined with increased Adjusted EBITDA resulted in modest leverage increase

Debt Summary ($ in millions)	FY22	FY21
Term Loan Facility	$393.0	$397.0
Equipment and real estate term loans	$249.1	$169.0
Finance lease liabilities	$25.0	$28.5
Total Debt	**$667.1**	**$594.5**
- Cash and cash equivalents	$153.4	$147.5
Net Debt	$513.7	$447.0
Adjusted EBITDA	$234.9	$223.1
Gross Leverage	**2.8x**	**2.7x**
Net Leverage	2.2x	2.0x

1) Gross Leverage as calculated as Total Debt divided by trailing twelve month Adjusted EBITDA. Net Leverage is calculated as Net Debt (Gross Debt less cash and cash equivalents) divided by trailing twelve months Adjusted EBITDA.

Expect Flat to Low Single Digit Growth Over Record 2022



2023 Outlook	
Revenue	Flat to low-single-digit growth as compared to 2022
Net Revenue	Flat to low-single-digit growth as compared to 2022
Adjusted EBITDA	Approximately equal to 2022
Net Capital Expenditures[1]	$145MM to $155MM (includes $20MM of 2022 roll-over capital)
Cash Capital Expenditures Less Proceeds	$40MM - $45MM

2023 Outlook Commentary

Revenue, Net Revenue, and Adjusted EBITDA Assumptions:
i. Improving demand for freight haul services, with an increase in miles driven
ii. Shift to more profitable company trucks
iii. Improving driver availability
iv. Industrial end markets served are expected to continue supporting cross-cycle strength
v. Transformation initiatives highly focused on driving margin improvement through operational excellence and strategic execution

Offset by:
i. Ongoing rate environment challenges that began 2H22
ii. Inflationary cost pressures, and transition expense associated with initial-stage of integrations

Capital Assumptions:
i. Continued investment in Company assets strategically positioning Daseke for growth
ii. Maintaining fleet age to support margin-enhancing growth
   - To ensure rolling stock is available for peak season, vast majority of capital spend expected to occur in 1H23

1) Net CAPEX defined as: Total capital expenditures less proceeds on sale of equipment

DASEKE

1 In 2022, delivered solid 13.9% revenue growth and third consecutive year of record Adjusted EBITDA as a market-leading servicer to complex, industrial end markets.

2 Year-defining repurchase of ~30% of then-issued and outstanding stock. Transactions were immediately accretive to common shareholders, and increased ownership of earnings growth

3 Commitment to accelerated deleveraging and balance sheet strength, driving operational improvement with transformation initiatives including integration and data analytics

4 Unique asset-right model addresses a portfolio of industrial end markets, many with non-correlated fundamental drivers, providing resilience *and* growth in a dynamic environment



5 For 2023, expect flat to low single digit revenue growth and approximately equal Adjusted EBITDA compared to record 2022 levels, and a strong foundation to generate durable outperformance as the economic cycle is expected to inflect in the coming quarters



FINANCIALS

Financial Reconciliations



Daseke, Inc. and Subsidiaries
Reconciliation of Net Income (Loss) to Adjusted EBITDA by Segment
Reconciliation of Net Income (Loss) Margin to Adjusted EBITDA Margin by Segment
(Unaudited)
(Dollars in millions)

	Three Months Ended December 31, 2022			Year Ended December 31, 2022		
	Flatbed	Specialized	Consolidated	Flatbed	Specialized	Consolidated
Net income	$ 1.6	$ 5.3	$ 6.9	$ 21.7	$ 28.5	$ 50.2
Depreciation and amortization	11.2	13.4	24.6	40.4	52.4	92.8
Interest income	(0.7)	(0.6)	(1.3)	(1.1)	(1.7)	(2.8)
Interest expense	4.8	6.8	11.6	15.1	20.3	35.4
Income tax expense (benefit)	(3.0)	1.6	(1.4)	5.6	14.0	19.6
Stock based compensation	1.1	1.6	2.7	4.9	6.6	11.5
Impairment	—	1.6	1.6	—	9.4	9.4
Restructuring charges	0.1	0.3	0.4	1.0	1.4	2.4
Acquisition-related transaction expenses	0.1	—	0.1	1.6	2.2	3.8
Business transformation	1.7	2.6	4.3	4.5	6.1	10.6
Severance	0.3	0.2	0.5	2.1	2.6	4.7
Change in fair value of warrant liability	—	—	—	(2.1)	(2.6)	(4.7)
Aveda (income) expenses, net	—	(0.4)	(0.4)	—	2.0	2.0
Adjusted EBITDA	$ 17.2	$ 32.4	$ 49.6	$ 93.7	$ 141.2	$ 234.9
Total revenue	165.3	242.9	408.2	769.0	1,004.3	1,773.3
Net income margin	1.0 %	2.2 %	1.7 %	2.8 %	2.8 %	2.8 %
Adjusted EBITDA margin	10.4 %	13.3 %	12.2 %	12.2 %	14.1 %	13.2 %

Financial Reconciliations



Daseke, Inc. and Subsidiaries
Reconciliation of Net Income (Loss) to Adjusted EBITDA by Segment
Reconciliation of Net Income (Loss) Margin to Adjusted EBITDA Margin by Segment
(Unaudited)
(Dollars in millions)

	Three Months Ended December 31, 2021			Year Ended December 31, 2021		
	Flatbed	Specialized	Consolidated	Flatbed	Specialized	Consolidated
Net income (loss)	$ 7.8	$ (0.7)	$ 7.1	$ 29.9	$ 26.1	$ 56.0
Depreciation and amortization	8.9	12.5	21.4	35.7	52.4	88.1
Interest income	(0.1)	—	(0.1)	(0.2)	(0.1)	(0.3)
Interest expense	3.2	4.2	7.4	14.7	18.8	33.5
Income tax expense (benefit)	1.4	6.0	7.4	9.8	16.2	26.0
Stock based compensation	1.3	2.0	3.3	3.6	5.0	8.6
Restructuring charges	—	0.1	0.1	—	0.3	0.3
Business transformation	0.8	1.0	1.8	1.4	1.7	3.1
Impaired lease termination	—	—	—	0.5	0.7	1.2
Severance	0.3	0.3	0.6	0.8	1.2	2.0
Change in fair value of warrant liability	(1.2)	(1.6)	(2.8)	(0.7)	(0.9)	(1.6)
Third party debt refinancing charges	—	—	—	1.0	1.3	2.3
Aveda expenses, net	—	3.4	3.4	—	3.9	3.9
Adjusted EBITDA	$ **22.4**	$ **27.2**	$ **49.6**	$ **96.5**	$ **126.6**	$ **223.1**
Total revenue	175.3	219.0	394.3	690.0	866.8	1,556.8
Net income (loss) margin	4.4 %	(0.3) %	1.8 %	4.3 %	3.0 %	3.6 %
Adjusted EBITDA margin	12.8 %	12.4 %	12.6 %	14.0 %	14.6 %	14.3 %

Financial Reconciliations



Daseke, Inc. and Subsidiaries
Reconciliation of Operating Ratio to Adjusted Operating Ratio
Reconciliation of Income from Operations to Adjusted Income from Operations
(Unaudited)
(Dollars in millions)

| | Three Months Ended December 31, | | | | | |
| | 2022 | 2021 | 2022 | 2021 | 2022 | 2021 |
	Consolidated		Flatbed		Specialized	
Revenue	$ 408.2	$ 394.3	$ 165.3	$ 175.3	$ 242.9	$ 219.0
Operating expenses	393.0	375.5	162.6	164.2	230.4	211.3
Income from Operations	$ 15.2	$ 18.8	$ 2.7	$ 11.1	$ 12.5	$ 7.7
Operating ratio	96.3%	95.2%	98.4%	93.7%	94.9%	96.5%
Stock based compensation	2.7	3.3	1.1	1.3	1.6	2.0
Impairment	1.6	—	—	—	1.6	—
Acquisition-related transaction expenses	0.1	—	0.1	—	—	—
Restructuring charges	0.4	0.1	0.1	—	0.3	0.1
Business transformation	4.3	1.8	1.7	0.8	2.6	1.0
Severance	0.5	0.6	0.3	0.3	0.2	0.3
Amortization of intangible assets	1.7	1.8	0.7	0.8	1.0	1.0
Aveda operating expenses, net	0.1	3.4	—	—	0.1	3.4
Adjusted operating expenses	381.6	364.5	158.6	161.0	223.0	203.5
Adjusted Income from Operations	$ 26.6	$ 29.8	$ 6.7	$ 14.3	$ 19.9	$ 15.5
Adjusted Operating Ratio	93.5%	92.4%	95.9%	91.8%	91.8%	92.9%

Financial Reconciliations



Daseke, Inc. and Subsidiaries
Reconciliation of Operating Ratio to Adjusted Operating Ratio
Reconciliation of Income from Operations to Adjusted Income from Operations
(Unaudited)
(Dollars in millions)

	Year Ended December 31,					
	2022	**2021**	**2022**	**2021**	**2022**	**2021**
	Consolidated		**Flatbed**		**Specialized**	
Revenue	$ 1,773.3	$ 1,556.8	$ 769.0	$ 690.0	$ 1,004.3	$ 866.8
Operating expenses	1,674.9	1,444.0	729.9	636.7	945.0	807.3
Income from Operations	$ 98.4	$ 112.8	$ 39.1	$ 53.3	$ 59.3	$ 59.5
Operating ratio	94.5%	92.8%	94.9%	92.3%	94.1%	93.1%
Stock based compensation	11.5	8.6	4.9	3.6	6.6	5.0
Impairment	9.4	—	—	—	9.4	—
Acquisition-related transaction expenses	3.8	—	1.6	—	2.2	—
Restructuring charges	2.4	0.3	1.0	—	1.4	0.3
Business transformation	10.6	3.1	4.5	1.4	6.1	1.7
Impaired lease termination	—	1.2	—	0.5	—	0.7
Severance	4.7	2.0	2.1	0.8	2.6	1.2
Amortization of intangible assets	6.9	6.9	3.0	3.0	3.9	3.9
Third party debt refinancing charges	—	2.3	—	1.0	—	1.3
Aveda operating expenses, net	1.1	3.9	—	—	1.1	3.9
Adjusted operating expenses	1,624.5	1,415.7	712.8	626.4	911.7	789.3
Adjusted Income from Operations	$ 148.8	$ 141.1	$ 56.2	$ 63.6	$ 92.6	$ 77.5
Adjusted Operating Ratio	91.6%	90.9%	92.7%	90.8%	90.8%	91.1%

Financial Reconciliations



Daseke, Inc. and Subsidiaries
Reconciliation of Net Income to Adjusted Net Income
Reconciliation of EPS to Adjusted EPS
(Unaudited)
(Dollars in millions, except share and per share data)

	Three Months Ended December 31,		Year Ended December 31,	
	2022	**2021**	**2022**	**2021**
Net income	$ 6.9	$ 7.1	$ 50.2	56.0
Adjusted for:				
Income tax (benefit) expense	(1.4)	7.4	19.6	26.0
Income before income taxes	5.5	14.5	69.8	82.0
Add:				
Stock based compensation	2.7	3.3	11.5	8.6
Impairment	1.6	—	9.4	—
Restructuring charges	0.4	0.1	2.4	0.3
Business transformation	4.3	1.8	10.6	3.1
Severance	0.5	0.6	4.7	2.0
Impaired lease termination	—	—	—	1.2
Acquisition-related transaction expenses	0.1	—	3.8	—
Amortization of intangible assets	1.7	1.8	6.9	6.9
Debt refinancing related charges	—	—	—	3.8
Change in fair value of warrant liability	—	(2.8)	(4.7)	(1.6)
Aveda (income) expenses, net	(0.4)	3.9	2.0	4.5
Adjusted income before income taxes	16.4	23.2	116.4	110.8
Income tax expense at adjusted effective rate	(0.7)	(10.2)	(29.7)	(33.0)
Adjusted Net Income	$ 15.7	$ 13.0	$ 86.7	$ 77.8
Net income	$ 6.9	$ 7.1	$ 50.2	$ 56.0
Less Series A preferred dividends	(1.2)	(1.2)	(5.0)	(5.0)
Less Series B preferred dividends	(0.7)	—	(0.7)	—
Net income attributable to common stockholders	5.0	5.9	44.5	51.0
Allocation of earnings to non-vested participating restricted stock units	—	—	(0.1)	(0.4)
Numerator for basic EPS - net income available to common stockholders - two class method	$ 5.0	$ 5.9	$ 44.4	$ 50.6
Effect of dilutive securities:				
Add back Series A preferred dividends	$ —	$ —	$ —	$ —
Add back allocation earnings to participating securities	—	—	0.1	0.4
Reallocation of earnings to participating securities considering potentially dilutive securities	—	—	(0.1)	(0.4)
Numerator for diluted EPS - net income available to common shareholders - two class method	$ 5.0	$ 5.9	$ 44.4	$ 50.6

Financial Reconciliations



Daseke, Inc. and Subsidiaries
Reconciliation of EPS to Adjusted EPS (continued)
(Unaudited)
(Dollars in millions, except share and per share data)

	Three Months Ended December 31,				Year Ended December 31,			
	2022		2021		2022		2021	
Adjusted Net Income	$	15.7	$	13.0	$	86.7	$	77.8
Less Series A preferred dividends		(1.2)		(1.2)		(5.0)		(5.0)
Less Series B preferred dividends		(0.7)		—		(0.7)		—
Allocation of earnings to non-vested participating restricted stock units		—		(0.1)		(0.2)		(0.6)
Numerator for basic EPS - adjusted net income available to common shareholders - two class method	$	**13.8**	$	**11.7**	$	**80.8**	$	**72.2**
Effect of dilutive securities:								
Add back Series A preferred dividends	$	1.2	$	—	$	5.0	$	5.0
Add back allocation earnings to participating securities		—		0.1		0.2		0.6
Reallocation of earnings to participating securities considering potentially dilutive securities		—		(0.1)		(0.2)		(0.6)
Numerator for diluted EPS - adjusted net income available to common shareholders - two class method	$	**15.0**	$	**11.7**	$	**85.8**	$	**77.2**
Basic EPS								
EPS	$	0.10	$	0.09	$	0.73	$	0.79
Adjusted EPS	$	0.27	$	0.19	$	1.34	$	1.13
Diluted EPS								
EPS	$	0.09	$	0.09	$	0.70	$	0.77
Adjusted EPS	$	0.25	$	0.18	$	1.24	$	1.09
Weighted-average common shares outstanding:								
Basic		52,026,143		62,489,277		60,459,451		63,744,456
Basic - adjusted		52,026,143		62,489,277		60,459,451		63,744,456
Diluted		54,430,235		64,885,771		63,283,502		65,409,258
Diluted - adjusted		60,082,408		64,885,771		68,935,675		71,061,431

Financial Reconciliations



Daseke, Inc. and Subsidiaries
Reconciliation of Net Income to Adjusted Net Income
Reconciliation of Pro forma EPS to Pro forma Adjusted EPS
(Unaudited)
(Dollars in millions, except share and per share data)

	Three Months Ended December 31, 2022		Year Ended December 31, 2022	
Net income	$	6.9	$	50.2
Adjusted for:				
Income tax (benefit) expense		(1.4)		19.6
Income before income taxes		5.5		69.8
Add:				
Stock based compensation		2.7		11.5
Impairment		1.6		9.4
Restructuring charges		0.4		2.4
Business transformation		4.3		10.6
Severance		0.5		4.7
Acquisition-related transaction expenses		0.1		3.8
Amortization of intangible assets		1.7		6.9
Debt refinancing related charges		—		—
Change in fair value of warrant liability		—		(4.7)
Aveda (income) expenses, net		(0.4)		2.0
Adjusted income before income taxes		16.4		116.4
Income tax expense at adjusted effective rate		(0.7)		(29.7)
Adjusted Net Income	$	15.7	$	86.7
Net income	$	6.9	$	50.2
Less Series A preferred dividends		(1.2)		(5.0)
Less Series B preferred dividends		(1.5)		(5.9)
Net income attributable to common stockholders		4.2		39.3
Allocation of earnings to non-vested participating restricted stock units		—		(0.1)
Numerator for basic EPS - net income available to common stockholders - two class method (Pro forma)	$	4.2	$	39.2
Effect of dilutive securities:				
Add back Series A preferred dividends	$	—	$	5.0
Add back allocation earnings to participating securities		—		0.1
Reallocation of earnings to participating securities considering potentially dilutive securities		—		(0.1)
Numerator for diluted EPS - net income available to common shareholders - two class method (Pro forma)	$	4.2	$	44.2

Financial Reconciliations



Daseke, Inc. and Subsidiaries
Reconciliation of Pro forma EPS to Pro forma Adjusted EPS (continued)
(Unaudited)
(Dollars in millions, except share and per share data)

	Three Months Ended December 31, 2022		Year Ended December 31, 2022	
Adjusted Net Income	$	15.7	$	86.7
Less Series A preferred dividends		(1.2)		(5.0)
Less Series B preferred dividends		(1.5)		(5.9)
Allocation of earnings to non-vested participating restricted stock units		—		(0.2)
Numerator for basic EPS - adjusted net income available to common shareholders - two class method (Pro forma)	$	13.0	$	75.6
Effect of dilutive securities:				
Add back Series A preferred dividends	$	1.2	$	5.0
Add back allocation earnings to participating securities		—		0.2
Reallocation of earnings to participating securities considering potentially dilutive securities		—		(0.2)
Numerator for diluted EPS - adjusted net income available to common shareholders - two class method (Pro forma)	$	14.2	$	80.6
Basic EPS - Pro forma				
Pro forma EPS	$	0.09	$	0.88
Pro forma Adjusted EPS	$	0.29	$	1.69
Diluted EPS - Pro forma				
Pro forma EPS	$	0.09	$	0.83
Pro forma Adjusted EPS	$	0.27	$	1.52
Weighted-average common shares outstanding (Pro forma):				
Basic		44,906,945		44,651,313
Basic - adjusted		44,906,945		44,651,313
Diluted		47,311,037		53,127,537
Diluted - adjusted		52,963,210		53,127,537

Financial Reconciliations



Daseke, Inc. and Subsidiaries
Reconciliation of total debt to Net debt
(Unaudited)
(In millions)

	As of December 31,	
	2022	2021
Term Loan Facility	$ 393.0	$ 397.0
Equipment term loans	249.1	169.0
Finance lease obligations	25.0	28.5
Total debt	667.1	594.5
Less: cash and cash equivalents	(153.4)	(147.5)
Net debt	$ 513.7	$ 447.0

Daseke, Inc. and Subsidiaries
Reconciliation of net cash provided by operating activities to Free Cash Flow
(Unaudited)
(In millions)

	Three Months Ended December 31,		Year Ended December 31,	
	2022	2021	2022	2021
Net cash provided by operating activities	$ 30.3	$ 29.0	$ 137.0	$ 144.7
Purchases of property and equipment	(8.7)	(19.5)	(42.1)	(53.7)
Proceeds from sale of property and equipment	12.9	10.7	40.9	58.6
Free Cash Flow	$ 34.5	$ 20.2	$ 135.8	$ 149.6

Financial Reconciliations



Daseke, Inc. and Subsidiaries

Supplemental Information: Specialized Solutions

(Unaudited)

(Dollars in millions, except rate per mile and revenue per tractor)

	Q4 2021	Q1 2022	Q2 2022	Q3 2022	Q4 2022
REVENUE:					
Company freight	$ 113.7	$ 114.7	$ 125.2	$ 125.9	$ 117.3
Owner operator freight	40.7	42.1	48.2	48.8	41.6
Brokerage	37.5	37.1	44.2	46.9	40.6
Logistics	9.1	10.4	12.9	12.8	13.6
Fuel surcharge	18.0	22.3	35.7	34.2	29.8
Total revenue	$ 219.0	$ 226.6	$ 266.2	$ 268.6	$ 242.9
OPERATING STATISTICS:					
Company miles	35.3	36.0	37.9	38.2	36.0
Owner operator miles	11.3	10.6	11.0	10.0	9.4
Total miles (in millions)	46.6	46.6	48.9	48.2	45.4
Rate per mile	$ 3.31	$ 3.36	$ 3.55	$ 3.62	$ 3.50
Revenue per tractor	$ 66,200	$ 68,600	$ 74,500	$ 73,300	$ 63,700
Company owned tractors, average for the quarter	1,822	1,801	1,860	1,942	2,047
Owner operator tractors, average for the quarter	509	485	467	442	446
Total tractors, average for the quarter	2,331	2,286	2,327	2,384	2,493



Daseke, Inc. and Subsidiaries

Supplemental Information: Flatbed Solutions

(Unaudited)

(Dollars in millions, except rate per mile and revenue per tractor)

		Q4 2021		Q1 2022		Q2 2022		Q3 2022		Q4 2022
REVENUE:										
Company freight	$	40.6	$	41.3	$	42.7	$	42.7	$	40.6
Owner operator freight		80.5		87.7		89.7		81.3		70.6
Brokerage		34.4		41.2		47.6		38.4		25.2
Logistics		1.2		1.0		1.2		1.0		1.0
Fuel surcharge		18.6		23.3		34.0		30.9		27.9
Total revenue	$	175.3	$	194.5	$	215.2	$	194.3	$	165.3
OPERATING STATISTICS:										
Company miles		16.5		15.8		15.7		16.2		16.1
Owner operator miles		32.4		34.2		32.9		31.6		29.7
Total miles (in millions)		48.9		50.0		48.6		47.8		45.8
Rate per mile	$	2.48	$	2.58	$	2.72	$	2.59	$	2.43
Revenue per tractor	$	50,900	$	55,400	$	57,000	$	51,400	$	45,600
Company owned tractors, average for the quarter		810		755		751		806		867
Owner operator tractors, average for the quarter		1,570		1,575		1,572		1,607		1,570
Total tractors, average for the quarter		2,380		2,330		2,323		2,413		2,437

Financial Reconciliations



Daseke, Inc. and Subsidiaries
Reconciliation of total revenue to Net revenue
(Unaudited)
(In millions)

	Three Months Ended December 31,					
	2022	2021	2022	2021	2022	2021
	Consolidated		Flatbed		Specialized	
Total revenue	$ 408.2	$ 394.3	$ 165.3	$ 175.3	$ 242.9	$ 219.0
Less: Fuel surcharge	(57.7)	(36.5)	(27.9)	(18.5)	(29.8)	(18.0)
Net revenue	$ 350.5	$ 357.8	$ 137.4	$ 156.8	$ 213.1	$ 201.0

Daseke, Inc. and Subsidiaries
Reconciliation of total revenue to Net revenue
(Unaudited)
(In millions)

	Twelve Months Ended December 31,					
	2022	2021	2022	2021	2022	2021
	Consolidated		Flatbed		Specialized	
Total revenue	$ 1,773.3	$ 1,556.8	$ 769.0	$ 690.0	$ 1,004.3	$ 866.8
Less: Fuel surcharge	(238.1)	(132.4)	(116.0)	(68.3)	(122.1)	(64.1)
Net revenue	$ 1,535.2	$ 1,424.4	$ 653.0	$ 621.7	$ 882.2	$ 802.7

Contact Information



Investor Relations

Adrianne D. Griffin

Vice President, Investor Relations and Treasurer

(469) 626-6980

investors@daseke.com

www.Daseke.com